Exhibit 99.1

China's Guangdong Province Party Secretary Makes Historic Visit to Ballard Headquarters

VANCOUVER, May 9, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today hosted the Party Secretary of China's Guangdong Province, Mr. Hu Chunhua and his delegation, together with the Honorable Teresa Wat, B.C. Minister of International Trade and Minister Responsible for the Asia Pacific Strategy and Multiculturalism and other dignitaries at the company's headquarters facility.

This is Mr. Hu Chunhua's first ever visit to Canada and the first by any Guangdong Province Party Secretary in more than 50-years. All guests, along with Ballard executives, met to discuss international trade opportunities and to take part in a fuel cell-powered transit bus demonstration.

Randy MacEwen, Ballard's President and CEO said, "It is an honor to have Guangdong Province Party Secretary Mr. Hu Chunhua, his delegation and Canadian government dignitaries visit our corporate offices during Mr. Hu's ground-breaking trip to Canada. The decision to spend time at Ballard is a strong indication of the importance Guangdong Province places on fuel cell technology. Earlier today, we also signed a non-binding letter of intent for the potential transfer of fuel cell technology and the manufacture of fuel cell products in Guangdong Province. These events demonstrate that our corporate growth strategy in the China market is gaining traction."

The Hon. Teresa Wat added, "B.C. is continually working to expand and diversify its trade relationship with key markets in Asia, and our relationship with Guangdong is one of our strongest. We have trade and investment experts on the ground in Guangdong who played a key role in bringing this delegation to B.C. and facilitating these business-to-business deals. As China moves towards a low carbon economy, fuel cells are an excellent example of the new opportunities available to both Provinces in the trade of clean technology."

The delegation from the People's Government of Guangdong Province of China is in Vancouver to attend the "China (Guangdong) – Canada (British Columbia) Economic and Trade Cooperation Conference", hosted today by British Columbia Premier Christy Clark at the Vancouver Convention Centre. The Conference is aimed at strengthening the socio-cultural and economic ties between China and Canada.

Guangdong Province – the most populace province in China with more than 100 million people – includes the cities of Guangzhou and Shenzhen and accounts for more than 25% of China's foreign trade. Guangdong Province is investing in clean energy mass transit solutions to help address the environmental objectives of China's 13th 5-Year Plan, including improved air quality.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "Party Secretary of China'’s Guangdong Province, Mr. Hu Chunhua with Ballard President & CEO, Randy MacEwen during visit to Ballard facility (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160509_C6847_PHOTO_EN_686097.jpg

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 18:30e 09-MAY-16